Exhibit 99.B(d)(85)

Schedule B

to the

Sub-Advisory Agreement

between

SEI Investments Management Corporation

and

OppenheimerFunds, Inc.

As of September 20, 2012, as amended September 14, 2018

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional Investments Trust (“SIIT”)

Large Cap Disciplined Equity Fund (Large Cap Core)

[REDACTED]

Agreed and Accepted:

SEI Investments Management Corporation	OppenheimerFunds, Inc.

By:	By:
/s/ Stephen Beinhacker	/s/ Kevin Neznek

Name:	Name:
Stephen Beinhacker	Kevin Neznek

Title:	Title:
Managing Director	Senior Vice President
OppenheimerFunds, Distributor, Inc., pursuant to delegated authority